UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-33765

Yueda Digital Holding

(formerly known as AirNet Technology Inc.)

7545 Irvine Center Drive

Suite 200

Irvine, CA 92618

The United States

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Reverse Share Split and Share Consolidation

On September 3, 2025, at an extraordinary general meeting of shareholders of Yueda Digital Holding (the “Company”), the shareholders approved an ordinary resolution authorizing the Company’s board of directors (the “Board”) to effect a reverse share split and share consolidation (the “Reverse Share Split and Share Consolidation”) of the Company’s authorized and issued share capital, at a ratio of up to one-for-one hundred (1:100), but in any case at a ratio of not less than one-for-five (1:5), the exact ratio of which shall be determined by the Board in its sole discretion, at a date to be determined by the Board, with the exact ratios to be set at a whole number within this range.

On November 4, 2025, the Board approved a Reverse Share Split and Share Consolidation at a ratio of one-for-one hundred (1:100) and determined that the effective time of the Reverse Share Split and Share Consolidation would be November 14, 2025. Trading of the Company’s Class A ordinary shares on a split-adjusted basis on The Nasdaq Capital Market is expected to begin at the open of business on November 14, 2025 (the “Effective Date”). Following the Reverse Share Split and Share Consolidation, each shareholder’s percentage ownership interest in the Company and the proportional voting power will remain unchanged except for adjustments resulting from the treatment of fractional shares, which will be rounded up as disclosed in the Company’s press release. As a result of the Reverse Share Split and Share Consolidation, the authorized share capital of the Company shall be altered from US$40,000,000 divided into (i) 900,000,000 Class A ordinary shares of a par value of US$0.04 each and (ii) 100,000,000 Class B ordinary shares of a par value of US$0.04 each, to US$40,000,000 divided into (i) 9,000,000 Class A ordinary shares of a par value of US$4.00 each and (ii) 1,000,000 Class B ordinary shares of a par value of US$4.00 each.

The Company’s Class A ordinary shares will continue to trade under the symbol “YDKG”, but will trade under a new CUSIP number G0137L110 effective as of the Effective Date.

A copy of the Company’s press release announcing the details of the Reverse Share Split and Share Consolidation is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated November 10, 2025 – Yueda Digital Holding Announces One-for-One Hundred Reverse Share Split and Share Consolidation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yueda Digital Holding (formerly known as AirNet Technology Inc.)

By:	/s/ Baozhen Guo
Name:	Baozhen Guo
Title:	Interim Chief Executive Officer

Date: November 10, 2025

3